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                              October 1, 2020

       Nima M. Farzan
       President and Chief Executive Officer
       Kinnate Biopharma Inc.
       11875 El Camino Real, Suite 101
       San Diego, California 92130

                                                        Re: Kinnate Biopharma
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
4, 2020
                                                            CIK No. 0001797768

       Dear Ms. Farzan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed September 4, 2020

       Prospectus Summary
       Overview, page 1

   1. Revise the summary to briefly describe the following terms at their first use:
                                                            Class I, II and III
BRAF mutations;
                                                            Intrahepatic
cholangiocarcinoma (ICC);
                                                            urothelial
carcinoma (UC);
                                                            oncogenic kinases;
and
                                                            oncogenic drivers.
 Nima M. Farzan
FirstName  LastNameNima
Kinnate Biopharma Inc. M. Farzan
Comapany
October    NameKinnate Biopharma Inc.
        1, 2020
October
Page 2 1, 2020 Page 2
FirstName LastName
Our Programs, page 4

2. Your pipeline table includes three separate pre-clinical phases, each of which are wider than the three clinical phases, which gives the impression that your product candidates are farther along in the clinical process. You also name the target, rather than your potential candidates. Revise the table to eliminate the separate columns for lead identification and optimization, as those stages are not sufficiently distinct. Also revise to name your particular product candidates and delete the rows for any product candidate that is not currently material. To this end, we note you should identify your multiple FGFR candidates to the extent they are material and delete the row for "undisclosed targets," as they are not sufficiently advanced to be material to your business. To the extent they are material, you should revise the prospectus to identify and describe them. Finally, please tell us why you believe your CDK12 targeted research is material and should remain in the pipeline. We note the focus on your RAF and FGFR programs from the disclosure on page 6 and in the risk factors on pages 13-16 and 19.
3. On pages 4, 5 and throughout the document, to more accurately describe the potential timing, revise to disclose when you plan to submit the INDs for KIN002787 and your
         FGFR-targeting candidates, rather than stating the potential start date of your phase 1 trials "subject to our planned IND submission taking effect."
4. On pages 4 and 108, you discuss preclinical studies in which you have observed that your
         RAF product candidate is effective in addressing tumors and in doing so in comparison to current products. On pages 4, 105 and 108, you also discuss the "demonstrated potent inhibition of RAF dimer signaling" and state, with respect to FGFR, you "have observed potency across a broad range of clinically-relevant genomic alterations in FGFR2 and
         FGFR3 that drive resistance to current therapies." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any similar references in your prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.
Our Team and Investors, page 5

5. At the top of page 6 you refer to your scientific advisory board as "leaders" and your investors as "world-class," and on page 107 you use the terms "world-class" and "thought leaders." Revise to clarify what you mean by these descriptors.
Use of Proceeds, page 81

6. To the extent that the proceeds are intended to complete only a particular phase of clinical development for each particular product candidate, please identify the relevant clinical phase. Refer to Instruction 3 to Item 504 of Regulation S-K. Nima M. Farzan
FirstName  LastNameNima
Kinnate Biopharma Inc. M. Farzan
Comapany
October    NameKinnate Biopharma Inc.
        1, 2020
October
Page 3 1, 2020 Page 3
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Determination of the Fair Value of Common Stock, page 101

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Overview, page 105

8. On page 105, and other areas of the business section, particularly when discussing your program and strategy, you emphasize your strategy to, among other things, "reduce the time . . . of drug development" and that you "expect to engage with regulatory authorities to discuss expedited regulatory approval strategies." Clarify whether these expedited strategies are outside the expedited pathways to approval currently available. Disclose on what basis you place your expectations. For example, if the FDA has indicated they will meet with you in this regard, please disclose as much. If not, revise your disclosure to clarify. In any event, revise this discussion to balance your desire to accelerate the drug approval process with the reality that you have no control over the procedures or length of time needed for FDA review.
Our Programs, page 107

9. On page 109, you discuss studies reporting that only 10% of drug candidates that enter
         Phase 1 are ultimately approved; and then distinguish your methodology, including that
         "small molecule kinase inhibitors are a proven modality with many approved drugs in the class." Because there are many approved drugs in the class does not establish that these types of drugs obtain approval at rates higher than the 10% you have cited. Tell us what support you have for the assertion that small molecule kinase inhibitors are, as a class, materially more likely to obtain FDA approval than other drugs.
Our Strategy, page 109

10. Revise to clarify your meaning of "deep collaborations." We note the disclosure of your collaborations with Massachusetts General Hospital Cancer Center and "global CROs" on pages 135-36. For your collaborations and your "network of global external partners,"
         revise to clarify if you have binding agreements with these counterparts and, in the appropriate section of the document, identify them, summarize the material terms of the agreements and file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
 Nima M. Farzan
FirstName  LastNameNima
Kinnate Biopharma Inc. M. Farzan
Comapany
October    NameKinnate Biopharma Inc.
        1, 2020
October
Page 4 1, 2020 Page 4
FirstName LastName
Intellectual Property, page 136

11. Revise to disclose in what foreign jurisdictions you have pending patent applications.
         Clarify how many "other patent applications" you own with respect to your various programs and explain the significance of the "various compounds" to which they are directed.
Manufacturing, page 138

12. Identify the single-source third party CMOs on whom you rely, and file their contracts as exhibits. Refer to Item 601(b)(1) of Regulation S-K.
Executive Compensation, page 160

13. We note your employment agreements are not finalized. Once finalized, please revise to summarize the material terms of each of the employment agreements with your executives. Refer to Item 402(l), (m), (o) and (q) of Regulation S-K. Certain Relationships and Related Party Transactions, page 171

14. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the convertible preferred stock disclosed in the tables in this section. Refer to Item 403 of Regulation S-K.
Description of Capital Stock, page 177

15. According to the risk factor disclosure on page 77, the exclusive forum provision will not apply to "suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction." If correct, revise the Exclusive Jurisdiction disclosure on page 181 to clarify. In addition, on page
         181 you state, "Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions." We note that
Section 27 of
         the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder.
         If the exclusive forum provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing
 Nima M. Farzan
Kinnate Biopharma Inc.
October 1, 2020
Page 5
      documents state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act.
16. Revise this section disclose the current dividend and liquidation preferences of your convertible preferred stock as disclosed on F-15, as well as any differential voting rights to be included in your amended charter and bylaws.
Financial Statements
Note 6. Stockholders    Equity, page F-14

17. We see that you repriced certain of your Series A Preferred Shares and also issued an additional 2.3 million shares for no consideration. Please clarify your accounting for repricing these shares, including the accounting guidance upon which you based your accounting and how you calculated the related gain.
        You may contact Julie Sherman at (202) 551-3640 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-
3257 with any other questions.



                                                             Sincerely,
FirstName LastNameNima M. Farzan
                                                             Division of
Corporation Finance
Comapany NameKinnate Biopharma Inc.
                                                             Office of Life
Sciences
October 1, 2020 Page 5
cc:       Tony Jeffries, Esq.
FirstName LastName